Unaudited Condensed Consolidated Interim Financial Statements

(In US dollars)

HUDBAY MINERALS INC.

For the three and nine months ended, September 30, 2023 and 2022

HUDBAY MINERALS INC.
Condensed Consolidated Interim Balance Sheets (Unaudited and in thousands of US dollars)

		Sep. 30,	Dec. 31,
	Note	2023	2022
Assets
Current assets
Cash and cash equivalents		$245,217	$225,665
Trade and other receivables	7	120,077	113,182
Inventories	8	237,913	155,012
Prepaid expenses and other current assets		9,859	20,106
Other financial assets	9	16,653	1,063
Taxes receivable		1,529	9,153
		631,248	524,181
Taxes receivable		13,380	13,329
Inventories	8	26,098	50,725
Other financial assets	9	7,496	9,799
Intangibles and other assets	10	45,625	49,841
Property, plant and equipment	11	4,318,776	3,552,430
Goodwill	12	65,186	-
Deferred tax assets		142,787	125,638
		$5,250,596	$4,325,943
Liabilities
Current liabilities
Trade and other payables		$233,568	$211,467
Taxes payable		32,169	4,051
Other liabilities	13	27,958	46,806
Other financial liabilities	14	18,826	33,301
Gold prepayment liability	15	67,094	71,208
Lease liabilities	16	32,893	16,156
Current portion of long-term debt	17	10,000	-
Deferred revenue	18	80,277	64,658
		502,785	447,647
Other financial liabilities	14	41,431	52,446
Lease liabilities	16	73,741	44,863
Long-term debt	17	1,367,443	1,184,162
Deferred revenue	18	358,126	404,880
Pension obligations		7,770	3,262
Other employee benefits		86,060	86,340
Environmental and other provisions	19	263,028	279,240
Deferred tax liabilities		400,474	251,294
		3,100,858	2,754,134
Equity
Share capital	21b	2,229,965	1,780,774
Reserves		19,035	26,538
Retained earnings		(204,316)	(235,503)
Equity attributable to owners of the Company		2,044,684	1,571,809
Non-controlling interest		105,054	-
		$5,250,596	$4,325,943
Commitments (note 24)

HUDBAY MINERALS INC.
Condensed Consolidated Interim Income Statements (Unaudited and in thousands of US dollars, except per share amounts)

	Note	Three months ended September 30,		Nine months ended September 30,
		2023	2022	2023	2022
Revenue	6a	$480,456	$346,171	$1,087,841	$1,140,244
Cost of sales
Mine operating costs		260,304	223,930	622,191	674,825
Depreciation and amortization	6b	113,753	89,811	269,845	258,207
		374,057	313,741	892,036	933,032

Gross profit		106,399	32,430	195,805	207,212
Selling and administrative expenses		10,128	10,448	27,874	23,910
Exploration expenses		4,746	1,771	18,307	29,387
Other expenses	6c	8,885	6,296	27,738	14,041
Re-evaluation adjustment - environmental provision	19	(32,436)	(6,417)	(45,368)	(146,950)
Impairment - Arizona	6e	-	-	-	94,956
Results from operating activities		115,076	20,332	167,254	191,868
Net interest expense on long term debt	6d	21,078	16,921	55,885	50,730
Accretion on streaming arrangements	6d	6,597	8,567	19,694	20,760
Change in fair value of financial instruments	6d	(950)	(6,686)	4,560	(5,888)
Other net finance costs	6d	4,202	1,793	16,267	16,164
Net finance expense		30,927	20,595	96,406	81,766
Profit (loss) before tax		84,149	(263)	70,848	110,102
Tax expense	20	38,659	7,872	34,833	22,279
Profit (loss) for the period		$45,490	$(8,135)	$36,015	$87,823

Attributable to:
Owners of the Company		45,125	(8,135)	35,650	87,823
Non-controlling interest		365	-	365	-
Profit (loss) for the period		$45,490	$(8,135)	$36,015	$87,823

Profit (loss) per share
Basic		$0.13	$(0.03)	$0.12	$0.34
Diluted		$0.13	$(0.03)	$0.12	$0.33

Weighted average number of common shares outstanding:
Basic	22	346,720,425	261,896,143	293,970,111	261,824,961
Diluted	22	346,987,162	261,896,143	294,240,698	262,212,117

HUDBAY MINERALS INC.
Condensed Consolidated Interim Statements of Cash Flows (Unaudited and in thousands of US dollars)

	Note	Three months ended September 30,		Nine months ended September 30,
		2023	2022	2023	2022
Cash generated from operating activities:
Profit (loss) for the period		$45,490	$(8,135)	$36,015	$87,823
Tax expense	20	38,659	7,872	34,833	22,279
Items not affecting cash:
Depreciation and amortization	6b	114,099	90,146	270,838	259,327
Share-based compensation expense (recovery)		2,212	2,489	4,112	(1,826)
Net finance expense	6d	30,927	20,595	96,406	81,766
Inventory adjustments	8	-	2,074	906	3,546
Amortization of deferred revenue and variable consideration	6a	(16,797)	(15,339)	(50,829)	(62,749)
Pension and other employee benefit payments, net of accruals		1,840	1,846	5,721	1,382
Re-evaluation adjustment - environmental obligation	19	(32,436)	(6,417)	(45,368)	(146,950)
Impairment - Arizona	6e	-	-	-	94,956
Decommissioning and restoration payments		(48)	(4,420)	(1,167)	(12,649)
Other	25a	1,501	(1,544)	(6,912)	(11,018)
Taxes paid		(3,467)	(7,550)	(21,089)	(33,306)
Operating cash flow before changes in non-cash working capital		181,980	81,617	323,466	282,581
Change in non-cash working capital	25b	(30,032)	90,891	(75,682)	118,840
		151,948	172,508	247,784	401,421
Cash used in investing activities:
Acquisition of property, plant and equipment		(69,230)	(89,518)	(200,044)	(220,143)
Community agreements		(2,801)	(29,489)	(7,446)	(33,631)
Cash and cash equivalents acquired in acquisitions, net of cash paid	4, 5	270	-	10,959	-
Net sale of investments		-	-	53	(331)
Proceeds from disposition of property, plant and equipment		5	4,092	655	4,092
Interest received		3,509	945	6,579	1,457
		(68,247)	(113,970)	(189,244)	(248,556)
Cash used in financing activities:
Proceeds from revolving credit facility	17b	90,000	-	130,000	-
Principal repayments	17c	(83,307)	-	(83,307)	-
Premium paid on Bonds	17c	(833)	-	(833)	-
Interest paid on long-term debt		(1,944)	-	(33,819)	(31,875)
Financing costs		(4,900)	(3,046)	(11,056)	(9,152)
Lease payments	16	(7,953)	(9,407)	(18,384)	(29,225)
Gold prepayment repayments	15	-	(17,146)	(6,428)	(54,335)
Deferred Rosemont acquisition payment		(5,000)	-	(10,000)	(10,000)
Change in restricted cash		(2,221)	-	(2,221)	-
Net proceeds from exercise of stock options		15	40	123	914
Share issuance cost		-	-	(188)	-
Dividends paid	21b	(2,555)	(1,972)	(4,463)	(4,047)
		(18,698)	(31,531)	(40,576)	(137,720)
Effect of movement in exchange rates on cash		480	554	1,588	(17)
Net increase in cash		65,483	27,561	19,552	15,128
Cash, beginning of the period		179,734	258,556	225,665	270,989
Cash, end of the period		$245,217	$286,117	$245,217	$286,117

HUDBAY MINERALS INC.
Condensed Consolidated Interim Statements of Comprehensive Profit (Loss) (Unaudited and in thousands of US dollars)

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Profit (loss) for the period	$45,490	$(8,135)	$36,015	$87,823

Other comprehensive income:
Item that will be reclassified subsequently to profit or loss:
Recognized directly in equity:
Net loss on translation of foreign currency balances	(20,913)	(15,698)	(14,288)	(20,193)
	(20,913)	(15,698)	(14,288)	(20,193)

Items that will not be reclassified subsequently to profit or loss:
Recognized directly in equity:
Gold prepayment revaluation	96	(377)	(92)	788
Tax effect	(26)	100	24	(208)
Remeasurement - actuarial gain (loss)	3,943	(5,292)	1,792	25,336
Tax effect	1,006	387	659	2,156
	5,019	(5,182)	2,383	28,072

Other comprehensive (loss) income net of tax, for the period	(15,894)	(20,880)	(11,905)	7,879

Attributable to:
Owners of the Company	$31,518	$(29,015)	$26,032	$95,702
Non-controlling interests	(1,922)	-	(1,922)	-
Total comprehensive income (loss) for the period	$29,596	$(29,015)	$24,110	$95,702

HUDBAY MINERALS INC.
Condensed Consolidated Interim Statements of Changes in Equity (Unaudited and in thousands of US dollars)

	Share capital (note 21)	Other capital reserves	Foreign currency translation reserve	Remeasurement reserve	Retained earnings	Total equity
Balance, January 1, 2022	$1,778,848	$57,328	$2,907	$(60,417)	$(301,838)	$1,476,828
Profit	-	-	-	-	87,823	87,823
Other comprehensive (loss) income	-	-	(20,193)	28,072	-	7,879
Total comprehensive (loss) income	-	-	(20,193)	28,072	87,823	95,702

Transactions with owners:
Dividends (note 21b)	-	-	-	-	(4,047)	(4,047)
Stock options	-	1,492	-	-	-	1,492

Issuance of shares related to stock options redeemed	1,406	(492)	-	-	-	914
Total transactions with owners	1,406	1,000	-	-	(4,047)	(1,641)

Balance, September 30, 2022	$1,780,254	$58,328	$(17,286)	$(32,345)	$(218,062)	$1,570,889
Loss	-	-	-	-	(17,441)	(17,441)
Other comprehensive (loss) income	-	-	2,527	15,139	-	17,666
Total comprehensive (loss) income	-	-	2,527	15,139	(17,441)	225

Transactions with owners:
Dividends (note 21b)	-	-	-	-	-	-
Stock options	-	356	-	-	-	356

Issuance of shares related to stock options redeemed	520	(181)	-	-	-	339
Total transactions with owners	520	175	-	-	-	695

Balance, December 31, 2022	$1,780,774	$58,503	$(14,759)	$(17,206)	$(235,503)	$1,571,809

HUDBAY MINERALS INC.
Condensed Consolidated Interim Statements of Changes in Equity (Unaudited and in thousands of US dollars)

	Share capital (note 21)	Other capital reserves	Foreign currency translation reserve	Remeasurement reserve	Retained earnings	Total	Non- controlling interests	Total equity
Balance, January 1, 2023	$1,780,774	$58,503	$(14,759)	$(17,206)	$(235,503)	$1,571,809	$-	$1,571,809
Profit	-	-	-	-	35,650	35,650	365	36,015

Other comprehensive (loss) income	-	-	(12,001)	2,383	-	(9,618)	(2,287)	(11,905)

Total comprehensive (loss) income	-	-	(12,001)	2,383	35,650	26,032	(1,922)	24,110
Transactions with owners:
Dividends (note 21b)	-	-	-	-	(4,463)	(4,463)	-	(4,463)
Shares issued on acquisition of Copper Mountain, net of share issuance costs (note 4)	436,499	-	-	-	-	436,499	106,976	543,475
Shares and warrants issued on acquisition of Rockcliff (note 5)	12,503	725	-	-	-	13,228	-	13,228
Stock options	-	1,455	-	-	-	1,455	-	1,455
Issuance of shares related to stock options redeemed	189	(65)	-	-	-	124	-	124

Total transactions with owners	449,191	2,115	-	-	(4,463)	446,843	106,976	553,819

Balance, September 30, 2023	$2,229,965	$60,618	$(26,760)	$(14,823)	$(204,316)	$2,044,684	$105,054	$2,149,738

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three and nine months ended September 30, 2023 and 2022

1. Reporting entity

Hudbay Minerals Inc. ("HMI" or the "Company") is a company existing under the Canada Business Corporations Act. The address of the Company's principal executive office is 25 York Street, Suite 800, Toronto, Ontario. The unaudited condensed consolidated interim financial statements ("interim financial statements") of the Company for the three and nine months ended September 30, 2023 and 2022 represent the financial position and the financial performance of the Company and its subsidiaries (together referred to as "Hudbay").

Wholly owned subsidiaries as at September 30, 2023 and 2022 include HudBay Marketing & Sales Inc. ("HMS"), HudBay Peru Inc., HudBay Peru S.A.C. ("Hudbay Peru"), HudBay (BVI) Inc., Hudbay Arizona Inc, Copper World, Inc. ("Copper World"), Mason Resources (US) Inc. ("Mason") and Rockcliff Metals Corp. ("Rockcliff"). On June 20, 2023, the Company acquired all of the issued and outstanding common shares of Copper Mountain Mining Corporation ("Copper Mountain") as part of a court-approved plan of arrangement. Copper Mountain is currently a wholly owned subsidiary of the Company and owns 75% of Copper Mountain Mine (BC) Ltd. ("CMBC"), the entity that owns the Copper Mountain mine. Mitsubishi Materials Corporation ("MMC"), an arms-length party, owns the remaining 25% interest in CMBC. On September 14, 2023, the Company acquired all of the issued and outstanding common shares of Rockcliff as part of a court-approved plan of arrangement.

Hudbay is a diversified mining company with long-life assets in North and South America. Hudbay's operations in Cusco (Peru) produce copper with gold, silver and molybdenum by-products. Hudbay's operations in Manitoba (Canada) produce gold with copper, zinc and silver by-products. Hudbay's operations in British Columbia (Canada) produce copper with gold and silver by-products. Hudbay has an organic pipeline that includes copper development projects in Arizona and Nevada (United States), and a focused growth strategy on exploration, development, operation, and optimization of properties that Hudbay already controls, as well as other mineral assets that Hudbay may acquire that fit the Company's strategic criteria. The Company is governed by the Canada Business Corporations Act and its shares are listed under the symbol "HBM" on the Toronto Stock Exchange, New York Stock Exchange and Bolsa de Valores de Lima.

2. Basis of preparation

(a)  Statement of compliance:

These interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting as issued by the International Accounting Standards Board ("IASB") and do not include all of the information required for full annual financial statements by International Financial Reporting Standards ("IFRS").

These interim financial statements should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2022 which includes information necessary or useful to understanding the Company's business and financial statement presentation. In particular, the Company's accounting policies are presented as note 3 in the Company's audited consolidated financial statements for the year ended December 31, 2022 and have been consistently applied in the preparation of these interim financial statements, except as noted below.

As a result of the acquisition of Copper Mountain, the Company's interim financial statements also reflect  the following relevant accounting policies.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three and nine months ended September 30, 2023 and 2022

Non-controlling interests

Non-controlling interests in subsidiaries are identified separately from the Company's equity in the subsidiaries. The interests of non-controlling shareholders may be initially measured either at fair value or at the non-controlling interests' proportionate share of the fair value of the acquiree's identifiable net assets. The choice of measurement basis is made on an acquisition-by-acquisition basis. Subsequent to acquisition, the carrying amount of non-controlling interests is the amount of those interests at initial recognition plus the non-controlling interests' share of subsequent changes in equity. Total comprehensive income is attributed to non-controlling interests even if this results in the non-controlling interests having a deficit balance.

Impairment of non-financial assets

Goodwill is tested for impairment annually and whenever there is an indication that the asset may be impaired.

The Company performs goodwill impairment tests on an annual basis as at December 31 each year. If the carrying value of the CGU or group of CGUs to which goodwill is assigned exceeds its recoverable amount, an impairment loss is recognized. Goodwill impairment losses are recorded in the consolidated income statements and they are not subsequently reversed.

The Board of Directors approved these interim financial statements on November 8, 2023.

(b)  Use of judgements and estimates:

The preparation of the interim financial statements in conformity with IFRS requires Hudbay to make judgements, estimates and assumptions, in applying accounting policies that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the interim financial statements, as well as reported amounts of revenue and expenses during the reporting period. Actual results may differ from these judgements, estimates and assumptions. The interim financial statements reflect the judgements and estimates outlined by Hudbay in its audited consolidated financial statements for the year ended December 31, 2022, except as noted below.

- Valuation of an acquired business (note 4) - As the Company concluded that the acquisition of Copper Mountain was a business combination, a valuation was required to determine the allocation of the purchase price. The fair values of the net assets acquired were calculated using significant estimates and judgements. In particular, the fair values of the net assets, including mineral properties, other property, plant and equipment have been determined using an independent valuation involving discounted cash flow calculations and other finance models. Such calculations and models were required to estimate, amongst other items, future production, future commodity prices, operating and capital input costs, discount rates and currency rates. If estimates or judgements differed, this could result in a materially different allocation of net assets to the consolidated balance sheets and could result in a change in the amount of goodwill recognized. Changes to the preliminary values of assets acquired and liabilities assumed,  deferred  income  taxes  and  resulting  goodwill, if any, are retrospectively adjusted when the final measurements are determined if related to conditions existing at the date of acquisition (within one year of acquisition).

- Valuation of assets in an asset acquisition (note 5) - As the Company acquired Rockcliff through the issuance of the Company's common shares and the Company concluded Rockcliff is not a business but an asset acquisition, a valuation was required to the fair value of the net assets acquired. The fair values of the net assets acquired were calculated using significant estimates and judgements. In particular, the fair value of the exploration property has been determined using an independent valuation involving discounted cash flow calculations. Such calculations and models were required to estimate, amongst other items, future production, future commodity prices, operating and capital input costs, discount rates and currency rates.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three and nine months ended September 30, 2023 and 2022

- Inventory valuation (note 8) - Stockpiled ore and concentrate inventory are valued at the lower of average cost and net realizable value. Net realizable value is calculated as the estimated price at the time of sale based on prevailing and future metal prices less estimated future processing costs to convert the inventory into salable form and the associated selling costs. Where inventory is to be processed more than one year in the future, the estimate of net realizable value is based on a discounted cash flow projection. The determination of future sales price, processing and selling costs requires assumptions that may impact the stated value of inventory. Because the low grade inventory net realizable value measurement involves discounting, any significant changes in the projected timing of processing of the stockpile could result in significant impairment charges or reversals.

(c)  Estimation uncertainty:

The Company has assessed the broad implications of economic uncertainty including but not limited to inflation and higher interest rates, political instability in Peru and broadly as a result of global geopolitical instability, as well as the lingering impact of the novel coronavirus pandemic, on its condensed consolidated interim financial statements. As at September 30, 2023, management has determined that the Company's ability to execute its medium and longer term plans and the economic viability of its assets, including the carrying value of its long-lived assets and inventory valuations, are not materially impacted.

In making this judgment, the Company has assessed various criteria including, but not limited to, existing laws, regulations, orders, disruptions and potential disruptions in our supply chain, disruptions in the markets for our products, commodity prices and foreign exchange prices and the actions that the Company has taken at its operations to protect the health and safety of its workforce and local community.

3. New standards

New standards and interpretations adopted

(a)  Amendment to IAS 1 - Presentation of Financial Statements and IFRS Practice Statement 2 Making Materiality Judgements

The amendments to IAS 1 help companies provide useful accounting policy disclosures. The adoption of the new standard effective January 1, 2023 did not impact the interim financial statements of the Company.

New standards issued but not yet effective

(b) Amendment to IAS 1 - Presentation of Financial Statements

The amendments to IAS 1 clarify that only covenants with which an entity is required to comply on or before the reporting date affect the classification of a liability as current or non-current. In addition, an entity has to disclose information in the notes that enables users of financial statements to understand the risk that non-current liabilities with covenants could become repayable within twelve months. Classification is unaffected by the expectations that the entity will exercise its right to defer settlement of a liability. Lastly, the amendments clarify that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets. The amendments are effective for annual periods beginning on or after January 1, 2024. Earlier application is permitted. The Company is still assessing the impact of adoption of this amendment on its consolidated financial statements.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three and nine months ended September 30, 2023 and 2022

(c) Amendment to IAS 12 - International Tax Reform - Pillar Two Model Rules

In May 2023, the IASB issued International Tax Reform-Pillar Two Model Rules, which amended IAS 12, Income Taxes, to introduce a temporary exception to the requirements to recognize and disclose information about deferred tax assets and liabilities related to Pillar Two income taxes, and targeted  disclosure requirements for affected entities. The relief is effective immediately upon issuance of the amendments and should be applied retrospectively in accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, while the targeted disclosure requirements are effective for annual reporting periods beginning on or after January 1, 2024, but not for any interim periods ending on or before December 31, 2024. The Company has applied the exception and is currently assessing the impact of the disclosure requirements on its consolidated financial statements.

4. Acquisition of Copper Mountain Mining Corporation

On June 20, 2023, Hudbay acquired all of the issued and outstanding common shares of Copper Mountain, as part of a court-approved plan of arrangement. Copper Mountain is currently a wholly owned subsidiary of the Company and owns 75% of CMBC, the entity that owns the Copper Mountain mine. MMC owns the remaining 25% interest in CMBC as a non-controlling interest.

In doing so, Hudbay obtained control of Copper Mountain on June 20, 2023.

Management determined that the assets and processes comprised a business and therefore accounted for the transaction as a business combination, using the acquisition method of accounting.

Consideration transferred:

The purchase consideration paid by Hudbay was for 100% of the net assets of Copper Mountain and their 100% owned subsidiaries ("100% owned entities") and a 75% ownership in CMBC. The aggregate preliminary purchase consideration for the acquired assets, net of the liabilities assumed is as follows:

Equity instruments (84,165,617 common shares)	$436,687
Cash	3,794
Consideration transferred - June 20, 2023	$440,481

The fair value of the common shares issued was based on Hudbay's listed share price of C$6.87 at the June 20, 2023 acquisition date. Immediately prior to the acquisition, Copper Mountain settled its outstanding restricted share units and performance share units through the issuance of shares and settled its stock options for replacement Hudbay options that were immediately settled in cash.

Hudbay incurred acquisition related costs of $6,932 during the nine months ended September 30, 2023, mainly relating to external legal and advisory fees and due diligence costs, which were recorded in other expense in the condensed consolidated interim income statements. Transaction costs incurred by Copper Mountain were accrued prior to the acquisition date and were expensed in their pre-acquisition records. In addition, Hudbay incurred share issuance costs of $188 and presented these as a deduction from share capital.

Identifiable assets acquired and liabilities assumed:

The fair value of the net assets was determined using a combination of market, income and cost methods. The fair value of the 75% equity interest in CMBC was determined by first computing the equity value of the 100% owned entities and subtracting this from the consideration paid by Hudbay and then grossing up the remainder to determine the implied consideration for a 100% equity interest in CMBC. The fair value of the non-controlling interest was then computed at a 25% equity interest.

The following presents the preliminary allocation of the purchase price, resulting in recognized fair value amounts of identifiable assets acquired and liabilities assumed as follows:

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three and nine months ended September 30, 2023 and 2022

Fair value of net assets acquired / (liabilities) assumed	Preliminary
Cash and cash equivalent	$14,483
Trade and other receivables	19,110
Inventories	47,875
Prepaid expenses	3,096
Other financial assets	8,495
Plant and equipment	434,419
Mineral properties	383,000
Inventories - low grade stockpile	6,000
Trade and other payables	(77,111)
Advances from Hudbay	(3,421)
Lease liabilities	(44,167)
Long-term debt	(144,981)
Environmental and other provisions	(12,702)
Deferred tax liabilities	(153,208)
Total fair value of net identifiable assets acquired	$480,888

The fair values allocated to assets acquired and liabilities assumed are preliminary, and are subject to adjustment based on further analysis and evaluation over the course of the measurement period, which will not exceed twelve months from the acquisition date. Where preliminary values are used in accounting for a business combination, they may be materially adjusted retrospectively in subsequent periods. In particular, the Company will continue to evaluate new information about the facts and circumstances that existed as of the acquisition date pertaining to the fair value of inventories, property, plant and equipment, low grade stockpile, mineral properties, goodwill, reclamation provisions and deferred income and mining tax liabilities.

The fair values of mineral properties, low grade stockpile and other property, plant and equipment have been determined based on an independent valuation, using a combination of market, income and cost methods. In particular, the fair values of the mineral properties and low grade stockpile have been calculated using significant judgements and estimates.

Trade receivables acquired as part of the acquisition have a fair value of $8,764 which is equal to their gross contractual value. Other receivables acquired have a fair value of $10,346 million which is equal to their gross contractual value. Trade and other receivables are expected to be collected during the next 12 months.

Hudbay provided advances to Copper Mountain prior to the acquisition date, which have been recorded as a purchaser loan.

Hudbay recognized goodwill as a result of the acquisition as follows:

Total consideration transferred	$440,481
Non-controlling interest	106,976
Less: value of net identifiable assets acquired	(480,888)
Goodwill upon acquisition at June 20, 2023	$66,569

The goodwill balance arose from the requirement to record deferred income tax liabilities measured at the tax effect of the difference between the fair values of the assets acquired and liabilities assumed and their tax bases. None of the goodwill recognized is expected to be deductible for income tax purposes.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three and nine months ended September 30, 2023 and 2022

The results of operations have been consolidated with those of the Company from the date of acquisition and included in the British Columbia operating segment. Had the business combination been effected at January 1, 2023, revenue and net loss contributed from the acquisition of Copper Mountain from January 1 to September 30, 2023, would have been $214,008 and a loss of $34,594 respectively.

5. Acquisition of Rockcliff Metals Corporation

On September 14, 2023, Hudbay acquired all of the issued and outstanding common shares of Rockcliff, as part of a court-approved plan of arrangement. In doing so, Hudbay obtained control of Rockcliff on September 14, 2023.

Management determined that substantially all of the fair value of the gross assets acquired is concentrated in the Talbot exploration property and therefore accounted for the transaction as an asset acquisition.

The purchase consideration paid was 2,675,324 Hudbay common shares and 517,460 warrants. For asset acquisitions settled with equity, entities are required to record the net assets acquired based on the fair value of the assets received in exchange for the equity issued, unless that fair value cannot be estimated reliably. Hudbay incurred acquisition related costs of $518 during the third quarter of 2023, mainly relating to external legal and advisory fees and due diligence costs, which were capitalized and included as a cost of acquiring the net assets.

The fair value of the net assets acquired was determined using a combination of income and cost methods. In particular, the fair values of the exploration property have been calculated using significant judgements and estimates. The following presents the fair value amounts of identifiable assets acquired and liabilities assumed:

Fair value of net assets acquired / (liabilities) assumed
Cash and cash equivalents	$270
Accounts receivable and prepaid expenses	98
Property, plant & equipment	33
Exploration property	14,198
Accounts payable and accrued liabilities	(305)
Advance from Hudbay	(548)
Total fair value of net identifiable assets acquired	$13,746

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three and nine months ended September 30, 2023 and 2022

6. Revenue and expenses

(a) Revenue

Hudbay's revenue by significant product types:

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Copper	$334,159	$194,788	$704,120	$634,529
Zinc	17,781	44,092	57,871	199,259
Gold	128,430	99,889	279,245	257,759
Silver	10,264	6,588	23,806	22,115
Molybdenum	22,350	18,748	58,157	36,941
Other	-	243	239	4,660
Revenue from contracts	512,984	364,348	1,123,438	1,155,263
Non-cash streaming arrangement items [1]
Amortization of deferred revenue - gold	10,161	8,416	23,435	31,578
Amortization of deferred revenue - silver	6,636	9,209	22,509	30,212
Amortization of deferred revenue - variable consideration adjustments - prior periods	-	(2,286)	4,885	959
	16,797	15,339	50,829	62,749
Pricing and volume adjustments [2]	(16,443)	(11,664)	(8,379)	(28,800)
	513,338	368,023	1,165,888	1,189,212
Treatment and refining charges	(32,882)	(21,852)	(78,047)	(48,968)
	$480,456	$346,171	$1,087,841	$1,140,244

1 See note 18.

2 Pricing and volume adjustments represent mark-to-market adjustments on initial estimate of provisionally priced sales, realized and unrealized changes to fair value of non-hedge derivative contracts and adjustments to originally invoiced weights and assays.

Consideration from the Company's stream agreements is considered variable (note 18). Gold and silver stream revenue can be subject to cumulative adjustments when the amount of precious metals to be delivered under the contract changes. As a result of changes in the Company's mineral reserve and resource estimate in the first quarter of 2023, the amortization rate by which deferred revenue is drawn down into income was adjusted and, as required, a variable consideration adjustment was made for all prior year stream revenues since the stream agreement inception date. This variable consideration adjustment for the three and nine months ended September 30, 2023 resulted in an increase of revenue of nil and $4,885, respectively (three and nine months ended September 30, 2022 - a decrease of $2,286 and increase of revenue of $959).

(b) Depreciation and amortization

Depreciation of property, plant and equipment and amortization of intangible assets are reflected in the condensed consolidated interim income statements as follows:

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Cost of sales	$113,753	$89,811	$269,845	$258,207
Selling and administrative expenses	346	335	993	1,120
	$114,099	$90,146	$270,838	$259,327

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three and nine months ended September 30, 2023 and 2022

(c) Other expenses

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Regional costs	$843	$936	$2,915	$3,013
(Gain) loss on disposal of PP&E	-	(6,046)	890	(6,777)
Amortization of community costs (other assets)	362	836	1,056	2,093
Copper Mountain related acquisition costs (note 5)	180	-	6,932	-
Restructuring	2,297	5,050	2,297	9,460
Care & maintenance - Manitoba	4,463	4,336	13,070	4,492
Evaluation costs	55	123	162	7,875
Insurance recovery	-	-	-	(5,698)
Other	685	1,061	416	(417)
	$8,885	$6,296	$27,738	$14,041

The Flin Flon concentrator and tailings impoundment has been shifted to care and maintenance to provide optionality should another mineral discovery occur in the Flin Flon area. During the three and nine months ended September 30, 2023, care & maintenance costs were $4,463 and $13,070, respectively (three and nine months ended September 30, 2022 - $4,336 and $4,492, respectively).

During the three months ended September 30, 2023, there were costs incurred related to the restructuring of the British Columbia operations of $2,297. During the nine months ended September 30, 2022, there were costs incurred related to the restructuring of the Manitoba operations in preparation for the closure of 777 mine of $9,460. These costs were related to activities performed in advance of the mine's expected closure in June 2022 along with ongoing restructuring, closure and severance costs.

During the three and nine months ended September 30, 2022, gains on the disposition of property, plant and equipment and other non-current assets includes the disposition of Mason's Lordsburg property, along with dispositions of non-current assets as a result of the closure of our Flin Flon operations.

In June 2022, a gain of $5,698 was recorded to reflect the insurance recovery claim proceeds following a shaft incident at 777 in October 2020. The proceeds were received during the second half of 2022.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three and nine months ended September 30, 2023 and 2022

(d) Net finance expense

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Net interest expense on long-term debt
Net interest expense on long-term debt	$21,078	$16,921	$55,885	$50,730
Accretion on streaming arrangements (note 18)
Additions	6,597	6,980	19,790	21,700
Variable consideration adjustments - prior periods	-	1,587	(96)	(940)
	6,597	8,567	19,694	20,760
Change in fair value of financial assets and liabilities at fair value through profit or loss
Gold prepayment liability (note 15)	(2,745)	(6,684)	2,222	(4,619)
Investments	1,795	(2)	2,338	(1,269)
	(950)	(6,686)	4,560	(5,888)
Other net finance costs
Net foreign exchange loss (gain)	(614)	(4,849)	1,130	(5,570)
Accretion on community agreements measured at amortized cost	804	1,188	2,358	2,360
Accretion on environmental provisions	2,618	2,434	7,236	6,323
Accretion on Wheaton refund liability	139	492	417	739
Withholding taxes	1,596	1,544	4,577	4,564
Loss on disposal of investments	15	-	667	3,132
Other finance expense	3,071	1,817	6,436	5,839
Interest income	(3,427)	(833)	(6,554)	(1,223)
	4,202	1,793	16,267	16,164
Net finance expense	$30,927	$20,595	$96,406	$81,766

Other finance expense relates primarily to interest and  standby fees on Hudbay's revolving credit facilities and leases.

(e) Impairment loss

As a result of the Copper World Complex preliminary economic assessment released in June 2022, which contemplates the mining of the Copper World deposits and the Rosemont deposit in a two-phase mine plan, it was determined that certain capitalized costs and assets associated with the previous stand-alone development plan for the Rosemont deposit are no longer recoverable. As a result, during the second quarter of 2022, the Company recognized a pre-tax impairment loss of $94,956 related to these assets. The impairment loss was determined based on the specific identification of assets that are not expected to be recoverable under the Copper World Complex PEA. The Company presented the impairment losses within the Arizona segment in note 26. The fair value measurements used in the determination of impairment charges are categorized as level 2 based on the degree to which inputs are observable and have a significant effect on the recorded fair value.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three and nine months ended September 30, 2023 and 2022

7. Trade and other receivables

	Sep. 30, 2023	Dec. 31, 2022
Current
Trade receivables	$90,508	$84,096
Statutory receivables	18,973	25,544
Other receivables	10,596	3,542
	$120,077	$113,182

8. Inventories

	Sep. 30, 2023	Dec. 31, 2022
Current
Stockpile	$68,006	$26,235
Finished goods	80,699	68,029
Materials and supplies	89,208	60,748
	237,913	155,012
Non-current
Stockpile	10,903	42,785
Low grade stockpile[1]	5,875	-
Materials and supplies	9,320	7,940
	26,098	50,725
	$264,011	$205,737

1Stockpile of inventory that is not expected to be processed until the end of the Copper Mountain mine life.

The cost of inventories recognized as an expense, including depreciation, and included in cost of sales amounted to $333,138 and $803,604 for the three and nine months ended September 30, 2023 (three and nine months ended September 30, 2022 - $283,960 and $833,408).

During the nine months ended September 30, 2023, Hudbay recognized an expense of $906 in cost of sales related to adjustments of the carrying value of certain long term inventory supplies (three and nine months September 30, 2022 - $2,074 and $4,103).

During the three and nine months ended September 30, 2022, Hudbay recognized a recovery of nil and $557 in cost of sales related to adjustments of the carrying value of Peru inventories to net realizable value. Adjustments of the carrying value of inventories to net realizable value were related to changes in commodity prices.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three and nine months ended September 30, 2023 and 2022

9. Other financial assets

	Sep. 30, 2023	Dec. 31, 2022
Current
Derivative assets	$6,354	$577
Guaranteed investment certificates	1,272	-
Restricted cash	9,027	486
	16,653	1,063

Non-current
Investments at fair value through profit or loss	6,796	9,799
Guaranteed investment certificates	700	-
	7,496	9,799
	$24,149	$10,862

The increase in derivative assets is the result of unrealized gains in copper and zinc fixed for floating swaps and costless copper collars following a decline in base metal prices during the current year. See note 23b.

Restricted cash is primarily related to a debt service reserve account used to satisfy the $5.0 million semi-annual principal installment and interest payments under the Bonds (note 17c).

10. Intangibles and other assets

Intangibles and other assets of $45,625 (December 31, 2022 - $49,841) includes $41,550 of other assets (December 31, 2022 - $45,074) and $4,075 of intangibles (December 31, 2022 - $4,767).

Other assets represent the carrying value of certain future community costs that relate to agreements with communities near the Peru operations which allow Hudbay to extract or explore minerals over the useful life of Peru operations. The liability remaining for these costs is recorded in agreements with communities recorded at amortized cost (note 14). Amortization of the carrying amount is recorded in the condensed consolidated interim income statements within other expenses (note 6c) or exploration expenses, depending on the nature of the agreement.

Intangibles mainly represent computer software costs.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three and nine months ended September 30, 2023 and 2022

11. Property, plant and equipment

Sep. 30, 2023	Cost	Accumulated depreciation and amortization	Carrying amount
Exploration and evaluation assets	$91,128	$-	$91,128
Capital works in progress	803,796	-	803,796
Mining properties	2,519,146	(1,121,775)	1,397,371
Plant and equipment	3,421,692	(1,519,106)	1,902,586
Plant and equipment-ROU Assets[1]	270,064	(146,169)	123,895
	$7,105,826	$(2,787,050)	$4,318,776

Dec. 31, 2022	Cost	Accumulated depreciation and amortization	Carrying amount
Exploration and evaluation assets	$75,981	$-	$75,981
Capital works in progress	778,851	-	778,851
Mining properties	1,952,814	(891,803)	1,061,011
Plant and equipment	2,742,617	(1,181,209)	1,561,408
Plant and equipment - ROU Assets[1]	202,437	(127,258)	75,179
	$5,752,700	$(2,200,270)	$3,552,430

1 Includes $5,146 of capital works in progress - ROU assets (cost) that relate to the Arizona segment (December 31, 2022 - $5,413 related to the Arizona segment).

An indicator of impairment was identified in the three months ended March 31, 2023 as a result of an updated life of mine ("LOM") plan for Peru, which included updated costs reflecting recently experienced inflationary pressures. As such, management determined that a detailed impairment evaluation as at March 31, 2023 was required for the Peru CGU.

For the impairment test completed at March 31, 2023, Fair Value Less Cost of Disposal, ("FVLCD") was used to determine the recoverable amount since it is higher than value in use. FVLCD was calculated using discounted after-tax cash flows based on cash flow projections and assumptions in Hudbay's most current LOM. The fair value measurement in its entirety is categorized as Level 3 based on the degree to which fair value inputs are observable and have a significant effect on the recorded fair value.

LOM plans are based on optimized mine and processing plans and the assessment of capital expenditure requirements of a mine site. LOM plans incorporate management's best estimates of key assumptions which are discount rates, future commodity prices, production based on current estimates of recoverable reserves, future operating and capital costs, value of mineral resources not included in the LOM plan and future foreign exchange rates. The cash flows are for periods up to the date that production is expected to cease, which is 16 years for the Peru CGU.

The discount rate was based on the CGU's weighted average cost of capital, of which the two main components are the cost of equity and the after-tax cost of debt. Cost of equity was calculated based on the capital asset pricing model, incorporating the risk-free rate of return based on the US Government's marketable bond yields as at the valuation date, the Company's beta coefficient adjustment to the market equity risk premium based on the volatility of the Company's return in relation to that of a comparable market portfolio, plus a country risk premium, size premium and company-specific risk factor. Cost of debt was determined by applying an appropriate market indication of the Company's borrowing capabilities and the corporate income tax rate applicable to the segment's jurisdiction. A real discount rate of 7.00% for the Peru CGU was used to calculate the estimated after- tax discounted future net cash flows, commensurate with its individual estimated level of risk.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three and nine months ended September 30, 2023 and 2022

Commodity prices used in the impairment assessment were determined by reference to external market participant sources. The key commodity price for this assessment is the price of copper. Where applicable to each of the Group's CGUs, the cash flow calculations were based on estimates of future production levels applying forecasts for metal prices, which included forecasts for each year from 2023 to 2027 and long-term forecasts for years beginning in 2028. The cash flow calculations utilized a copper price of $3.75/lb starting in 2023. The cash flow calculations utilized a long-term copper price of $3.75/lb, and capital, operating and reclamation costs based on the most current LOM plans. A value of $210,000 was utilized to estimate the value of mineral resources not included in the LOM plan.

Expected future cash flows used to determine the FVLCD used in the impairment testing are inherently uncertain and could materially change over time. Should management's estimate of the future not reflect actual events, impairments may be identified. This may have a material effect on the Company's financial statements. Although it is reasonably possible for a change in key assumptions to occur, the possible effects of a change in any single assumption may not fairly reflect the impact on a CGU's fair value as the assumptions are inextricably linked. For example, a decrease in the assumed price of long-term copper could result in amendments to the mine plans which would partially offset the effect of lower prices. It is difficult to determine how all of these factors would interrelate; however, in deriving a recoverable amount, management believes all of these factors need to be considered. As of March 31, 2023, a reasonably possible change in one of the key assumptions, all else being equal, may cause the carrying value to exceed the recoverable amount.

Management determined that the fair value less cost to dispose exceeded the carrying value of the Peru CGU, accordingly no impairment was recorded.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three and nine months ended September 30, 2023 and 2022

12. Goodwill

The following table summarizes changes in goodwill:

Balance, January 1, 2023	$-
Goodwill recognized on business combination (note 4)	66,569
Effects of changes in foreign exchange	(1,383)
Balance, September 30, 2023	$65,186

Goodwill resulted from preliminary purchase price allocation associated with the Copper Mountain acquisition (note 4).

13. Other liabilities

	Sep. 30, 2023	Dec. 31, 2022

Advances from customers	$-	$15,086
Environmental and other provisions (note 19)	20,477	24,091
Pension liability	3,864	4,146
Other employee benefits	3,617	3,483
	$27,958	$46,806

14. Other financial liabilities

	Sep. 30, 2023	Dec. 31, 2022
Current
Derivative liabilities	$1,701	$17,995
Deferred Rosemont acquisition consideration	9,572	9,713
Equipment financing	327	-
Agreements with communities recorded at amortized cost	7,226	5,593
	18,826	33,301

Non-current
Deferred Rosemont acquisition consideration	-	9,163
Agreements with communities recorded at amortized cost	34,829	36,900
Wheaton refund liability (note 18)	6,602	6,383
	41,431	52,446
	$60,257	$85,747

Agreements with communities recorded at amortized cost relate to agreements with communities near the Constancia operation which allow Hudbay to extract minerals over the useful life of the Constancia operation, carry out exploration and evaluation activities in the area and provide Hudbay with community support to operate in the region.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three and nine months ended September 30, 2023 and 2022

15. Gold prepayment liability

        Gold prepayment liabilities are reflected in the condensed consolidated interim balance sheets as follows:

	Sep. 30, 2023	Dec. 31, 2022
Current	$67,094	$71,208

The following table summarizes changes in the gold prepayment liability:

Balance, January 1, 2022	$140,008
Change in fair value recorded in profit or loss	3,426
Change in fair value recorded in other comprehensive income	(512)
Repayments	(71,714)
Balance, December 31, 2022	$71,208
Change in fair value recorded in income statement (note 6d)	2,222
Change in fair value recorded in other comprehensive income	92
Repayments	(6,428)
Balance, September 30, 2023	$67,094

During the first quarter of 2023, Hudbay renegotiated its agreements with various financial institutions and deferred eight months of scheduled gold deliveries. Deliveries of the outstanding 37,500 gold ounces under the new agreements will resume in monthly amounts starting in October 2023 until August 2024.

16. Lease liabilities

Balance, January 1, 2022	$78,002
Additional capitalized leases	27,984
Lease payments	(35,770)
Derecognized leases	(8,918)
Accretion and other movements	(279)
Balance, December 31, 2022	$61,019
Acquired through the acquisition of Copper Mountain (note 4)	44,167
Additional capitalized leases	20,772
Lease payments	(18,384)
Accretion and other movements	(940)
Balance, September 30, 2023	$106,634

Lease liabilities are reflected in the condensed consolidated interim balance sheets as follows:

	Sep. 30, 2023	Dec. 31, 2022
Current	$32,893	$16,156
Non-current	73,741	44,863
	$106,634	$61,019

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three and nine months ended September 30, 2023 and 2022

Hudbay has entered into leases which expire between 2023 and 2037. The interest rates on leases which were capitalized have interest rates between 2.39% and 8.49%, per annum. The range of interest rates utilized for discounting varies depending mostly on the Hudbay entity acting as lessee and duration of the lease. For certain leases, Hudbay has the option to purchase the equipment and vehicles leased at the end of the terms of the leases. Hudbay's obligations under these leases are secured by the lessor's title to the leased assets. The present value of applicable lease payments has been recognized as an ROU asset, which was included as a non-cash addition to property, plant and equipment, and a corresponding amount as a lease liability.

There are no restrictions placed on Hudbay by entering into these leases.

The following outlines expenses recognized within the Company's condensed consolidated interim income statements, relating to leases for which a recognition exemption was applied.

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Short-term leases	$1,745	$1,609	$4,090	$22,890
Low value leases	136	189	385	637
Variable leases	9,112	24,680	20,326	42,736
Total	$10,993	$26,478	$24,801	$66,263

Payments made for short-term, low value and variable leases would mostly be captured as expenses in the condensed consolidated interim income statements, however, certain amounts may be capitalized to PP&E for the Arizona segment during its development phase and certain amounts may be reported in inventories given the timing of sales. Variable payment leases include equipment used for heavy civil works at Constancia.

17. Long-term debt

Long-term debt is comprised of the following:

	Sep. 30, 2023	Dec. 31, 2022
Senior unsecured notes (a)	$1,189,960	$1,188,132
Senior secured revolving credit facilities (b)	126,783	(3,970)
Copper Mountain Bonds (c)	60,700	-
	1,377,443	1,184,162
Less: current portion	(10,000)	-
	$1,367,443	$1,184,162

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three and nine months ended September 30, 2023 and 2022

(a) Senior unsecured notes

Balance, January 1, 2022	$1,185,805
Accretion of transaction costs and premiums	2,327
Balance, December 31, 2022	$1,188,132
Accretion of transaction costs and premiums	1,828
Balance, September 30, 2023	$1,189,960

As at September 30, 2023, $1,200,000 aggregate principal amount of senior notes were outstanding in two series: (i) a series of 4.50% senior notes due 2026 in an aggregate principal amount of $600,000 and (ii) a series of 6.125% senior notes due 2029 in an aggregate principal amount of $600,000.

The senior notes are guaranteed on a senior unsecured basis by substantially all of the Company's subsidiaries, other than HudBay (BVI) Inc. and certain excluded or unrestricted subsidiaries, which include the Company's subsidiaries that own an interest in the Copper Mountain mine, Copper World and Mason projects and any newly formed or acquired subsidiaries that primarily hold or may develop non-producing mineral assets that are in the pre-construction phase of development.

(b) Senior secured revolving credit facilities

Balance, January 1, 2022	$(5,531)
Accretion of transaction costs	1,761
Transaction costs	(200)
Balance, December 31, 2022 [1]	$(3,970)
Proceeds from drawdown	130,000
Accretion of transaction costs	1,157
Transaction costs	(404)
Balance, September 30, 2023	$126,783

1 Balance, representing deferred transaction costs, is in an asset position.

Hudbay has two senior secured revolving credit facilities with total commitments of $450 million and substantially similar terms and conditions for its Canadian and Peruvian businesses. Hudbay's revolving credit facilities are secured against substantially all of the Company's assets, other than those associated with the Copper Mountain mine and the Arizona business unit.

During the first and third quarter of 2023, Hudbay drew $40,000 and $90,000, respectively, under its Canadian revolving credit facility, amounts which remain outstanding as of September 30, 2023. The Company may repay any borrowings under the revolving credit facility at any time without premium or penalty.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three and nine months ended September 30, 2023 and 2022

In connection with the closing of the Copper Mountain transaction, our Credit Facilities were amended to allow Hudbay to designate the Copper Mountain group of companies as Unrestricted Subsidiaries under the Credit Facilities. The Net Debt to EBITDA covenant ratio was increased from 4:1 to 4.5:1 for the period ending September 30, 2023, to provide greater financial flexibility during the business integration period. As a result of these changes, the Copper Mountain group is not required to guarantee our obligations under the Credit Facilities and the debt, cash, interest and EBITDA from the Copper Mountain group is excluded from the financial covenant calculations until the Copper Mountain Bonds are repaid in full. Upon full repayment of the Copper Mountain Bonds, the Copper Mountain group of companies will automatically cease to be Unrestricted Subsidiaries and will be required to provide guarantees and security. In addition, the debt, cash, interest and EBITDA of the Copper Mountain group will be included in the financial covenant calculations.

As at September 30, 2023, the Peru segment had nil in letters of credit issued under the Peru revolving credit facility to support its reclamation obligations and the Manitoba segment had $25,574 in letters of credit issued under the Canadian revolving credit facility to support its reclamation and pension obligations.

Subsequent to September 30, 2023, we repaid $40.0 million on our revolving credit facilities.

Surety bonds

The Arizona segment had $12,926 in surety bonds issued to support future reclamation and closure obligations. No cash collateral is required to be posted under these surety bonds.

The British Columbia segment had $15,578 in surety bonds issued to support future reclamation and closure obligations and $4,903 in surety bonds with BC Hydro in relation to the BC Hydro transmission system at the Copper Mountain Mine. No cash collateral is required to be posted under these surety bonds.

Other letters of credit

The Peru segment had $118,044 in letters of credit issued with various Peruvian financial institutions to support future reclamation and other operating matters. No cash collateral is required to be posted under these letters of credit.

On August 22, 2022, Hudbay closed a C$130.0 million bilateral letter of credit facility ("LC Facility") with a major Canadian financial institution. As at September 30, 2023, the Manitoba segment had $55,416 in letters of credit issued under the LC Facility to support its reclamation and pension obligations.

(c) Copper Mountain Bonds

Balance, December 31, 2022	$-
Acquired through the acquisition of Copper Mountain (note 4)	144,981
Principal repayment	(83,307)
Put option premium	(833)
Amortization of fair value	(141)
Balance, September 30, 2023	$60,700

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three and nine months ended September 30, 2023 and 2022

On April 9, 2021 Copper Mountain completed an offering of $250,000 of secured bonds ("the Bonds"). The Bonds mature on April 9, 2026 and bear interest at an annual rate of 8.0%, payable semi-annually on April 9 and October 9. Semi-annual principal installments in the amount of $5 million are payable on each interest payment date. As at September 30, 2023, the Company had $6,896 on deposit in a debt service account to satisfy the upcoming semi-annual principal installment and interest payment. The debt service account balance is presented as restricted cash within our condensed consolidated interim balance sheet in other financial assets (note 9).

The Bonds are secured by a general security agreement on the assets of Copper Mountain and a pledge of Copper Mountain's equity interest in the Copper Mountain mine, but do not benefit from any credit support from Hudbay or its other subsidiaries. The Company may redeem all or part of the principal amount of the outstanding Bonds at any time from October 2023, at redemption prices ranging from 104% to 100%, plus accrued and unpaid interest to the date of redemption. The prepayment options are not closely related to the host debt instrument and are separately accounted for as embedded derivatives. As at September 30, 2023, the value of the prepayment options was nil.

The Bonds also provide the bondholders with the right to put all or part of the principal amount of the outstanding Bonds to Copper Mountain at a price of 101%, plus accrued interest, following a change of control event. With the acquisition of Copper Mountain on June 20, 2023, the change of control event was triggered and all outstanding Bonds were available to be put to Copper Mountain within a predefined period of time immediately following the acquisition date.

The change in control put option expired on July 17, 2023, at which time, $83,307 of the Bonds were put to Copper Mountain. The principal and premium amounted to $84,140, which was repaid on July 24, 2023.

As at September 30, 2023, the Bonds have a principal amount outstanding of $59,693. Upon acquisition, the debt is recorded at its fair value as required as part of the accounting for the business combination with Copper Mountain. This fair value adjustment amortizes down to its historical cost over the duration of the facility (note 4).

The Bonds require the Copper Mountain to maintain: (a) a minimum cash amount of $10 million, on a subsidiary level, subject to the liquidity covenant step-up, as defined below; and (b) a minimum cash amount of CA$10 million at the Copper Mountain mine. The liquidity covenant step-up is defined as: in case that at the end of the quarter, the leverage ratio (defined as net debt to trailing twelve months adjusted EBITDA) exceeds 4.0:1.0, Copper Mountain shall maintain a minimum cash balance of an amount equal to (i) $25 million less (ii) an amount equal to the amount deposited in the debt service account. Cash held by Copper Mountain, in the amount of $25,500, with respect to these covenants can only be utilized for the business activities of Copper Mountain.

As at September 30, 2023, Hudbay is in compliance with our financial covenants under the Bonds.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three and nine months ended September 30, 2023 and 2022

18. Deferred revenue

Peru Stream Agreement

For the three and nine months ended September 30, 2023, the drawdown rates for the Peru stream agreement for gold and silver were $820 and $15.26 per ounce, respectively (year ended December 31, 2022 - $734 and $14.95 per ounce, respectively).

777 Stream Agreement

As of September 30, 2022 all of 777's precious metals reserves and inventory levels have been depleted and we expect no further drawdown of deferred revenue.

As part of the streaming agreement for the 777 mine, Hudbay must repay, with precious metals credits, the stream deposit by August 1, 2052, the expiry date of the agreement. If the stream deposit is not fully repaid with precious metals credits from 777 production by the expiry date, a payment for the remaining amount will be due at the expiry date of the agreement. As the 777 mine has concluded all mining activities following the depletion of reserves and finalized the sales of produced concentrate, Hudbay concluded that the remaining stream deposit will not be repaid by means of precious metals credits from 777 production. The repayment amount is recorded as a Wheaton refund liability (note 14), which is and will be discounted at the 9.0% rate inherent in the original 777 stream agreement and accreted over the remaining term of the agreement.

The following table summarizes changes in deferred revenue:

Balance, January 1, 2022	$515,326
Amortization of deferred revenue
Liability drawdown	(72,229)
Variable consideration adjustments - prior periods	(959)
Accretion on streaming arrangements
Current year additions	28,718
Variable consideration adjustments - prior periods	(940)
Effects of changes in foreign exchange	(378)
Balance, December 31, 2022	$469,538
Amortization of deferred revenue (note 6a)
Liability drawdown	(45,944)
Variable consideration adjustments - prior periods	(4,885)
Accretion on streaming arrangements (note 6d)
Current year-to-date additions	19,790
Variable consideration adjustments - prior periods	(96)
Balance, September 30, 2023	$438,403

Consideration from the Company's stream agreement is considered variable. Gold and silver stream revenue can be subject to cumulative adjustments when the number of ounces to be delivered under the contract changes. As a result of changes in the Company's mineral reserve and resource estimate in the first quarter of 2023 the amortization rate by which deferred revenue is drawn down into income was adjusted and, as required, a current period variable adjustment was made for all prior period stream revenues since the stream agreement inception date. This variable consideration adjustment resulted in an increase in revenue of $4,885 and a decrease of finance expense of $96 for the nine months ended September 30, 2023 (December 31, 2022 - increase in revenue of $959 and a decrease of finance expense of $940).

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three and nine months ended September 30, 2023 and 2022

Deferred revenue is reflected in the condensed consolidated interim balance sheets as follows:

	Sep. 30, 2023	Dec. 31, 2022
Current	$80,277	$64,658
Non-current	358,126	404,880
	$438,403	$469,538

19. Environmental and other provisions

Reflected in the condensed consolidated interim balance sheets as follows:

Sep. 30, 2023	Decommissioning, restoration and similar liabilities	Deferred share units	Restricted share units	Performance share units	Other [1]	Total
Current (note 13)	$5,169	$7,397	$1,561	$1,024	$5,326	$20,477
Non-current	256,544	-	2,132	1,259	3,093	263,028
	$261,713	$7,397	$3,693	$2,283	$8,419	$283,505

Dec. 31, 2022	Decommissioning, restoration and similar liabilities	Deferred share units	Restricted share units	Performance share units	Other [1]	Total
Current (note 13)	$4,162	$6,872	$4,836	$1,736	$6,485	$24,091
Non-current	272,240	-	2,019	1,253	3,728	279,240
	$276,402	$6,872	$6,855	$2,989	$10,213	$303,331

1 Relates primarily to restructuring costs and other non-capital provisions.

DRO are remeasured at each reporting date to reflect changes in discount rates, exchange rates, and timing and extent of cash outflows which can significantly affect the liabilities. This provision has been recorded based on estimates and assumptions that management believes are reasonable; however, actual decommissioning and restoration costs may differ from expectations.

During the nine months ended September 30, 2023, the Company recorded a non-cash gain of $45,368 in the condensed consolidated interim income statements mainly related to a revaluation adjustment to the Flin Flon operation's environmental reclamation provision. The first nine months of 2023 was impacted by a decrease in implied inflation rates, along with increases in long term, risk-free discount rates based on changes in Canadian bond yields. Typically, an operating location will reflect any revaluation adjustments to the environmental reclamation provision against its reclamation assets. However, as the Flin Flon operations closed in June 2022, the corresponding Flin Flon assets have been fully depreciated and cannot be reduced below residual value resulting in the remaining impact being recorded as a gain in the condensed consolidated interim income statements.

As at September 30, 2023, decommissioning, restoration and similar liabilities have been discounted to their present value at rates ranging from 3.85% to 5.48% per annum (December 31, 2022 - 3.26% to 4.75%), using pre-tax, risk-free interest rates that reflect the estimated maturity of each specific liability.

During the nine months ended 2022, the Company recorded a non-cash gain of $146,950 in the condensed consolidated interim income statements mainly related to a revaluation adjustment to the Flin Flon operation's environmental reclamation provision. The first nine months of 2022 revaluation was substantially impacted by an increase in long term, risk-free discount rates based on changes in Canadian bond yields.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three and nine months ended September 30, 2023 and 2022

20. Income and mining taxes

The tax expense is applicable as follows:

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Current:
Income tax expense (recovery)	$33,465	$(8,541)	$43,141	$4,413
Mining tax expense (recovery)	7,727	(688)	14,510	7,510
Adjustments in respect of prior years	(5,299)	(696)	(5,230)	(696)
	35,893	(9,925)	52,421	11,227
Deferred:
Income tax (recovery) expense - origination, revaluation and/or reversal of temporary differences	(2,387)	16,365	(21,107)	4,503
Mining tax expense (recovery) - origination, revaluation and/or reversal of temporary difference	982	470	(1,087)	5,587
Adjustments in respect of prior years	4,171	962	4,606	962
	2,766	17,797	(17,588)	11,052
	$38,659	$7,872	$34,833	$22,279

Adjustments in respect of prior years refers to amounts changing due to the filing of tax returns and assessments from government authorities as well as any change identified that would result in a difference to our current or deferred tax balances as reported in the prior fiscal year end.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three and nine months ended September 30, 2023 and 2022

21. Share capital

(a) Preference shares:

Authorized: Unlimited preference shares without par value.

Issued and fully paid: Nil.

(b) Common shares:

Authorized: Unlimited common shares without par value.

Issued and fully paid:

	Nine months ended Sep. 30, 2023		Year ended Dec. 31, 2022
	Common shares	Amount	Common shares	Amount
Balance, beginning of year	262,019,857	$1,780,774	261,598,312	$1,778,848
Exercise of options	44,209	189	421,545	1,926
Shares issued on acquisition of Copper Mountain, net of share issuance costs (note 4)	84,165,617	436,499	-	-
Shares issued on acquisition of Rockcliff (note 5)	2,675,324	12,503	-	-
Balance, end of period	348,905,007	$2,229,965	262,019,857	$1,780,774

During the nine months ended September 30, 2023, the Company declared two semi-annual dividends of C$0.01 per share. The Company paid $1,908 and $2,555 in dividends on March 24, 2023 and September 22, 2023 to shareholders of record as of March 7, 2023 and September 1, 2023.

During the year ended December 31, 2022, the Company declared two semi-annual dividends of C$0.01 per share. The Company paid $2,075 and $1,972 in dividends on March 25, 2022 and September 23, 2022 to shareholders of record as of March 8, 2022 and September 2, 2022.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three and nine months ended September 30, 2023 and 2022

(c) Equity-settled share-based compensation - stock options:

The Company's stock option plan was approved in June 2005 and amended in May 2008 (the "Plan"). Under the amended Plan, the Company may grant to employees, officers, directors or consultants of the Company or its affiliates options to purchase up to a maximum of 13 million common shares of Hudbay. The Company has determined that the appropriate accounting treatment is to classify the stock options as equity settled transactions.

The following table outlines the changes in the number of stock options outstanding:

	Sep. 30, 2023		Dec. 31, 2022
	Number of shares subject to option	Weighted- average exercise price C$	Number of shares subject to option	Weighted average exercise price C$
Balance, beginning of year	1,528,760	$7.38	1,659,288	$5.71
Number of units granted	801,661	$6.75	602,614	$9.77
Exercised	(44,209)	$3.76	(421,545)	$3.80
Forfeited	(62,625)	$8.40	(311,597)	$7.94
Balance, end of period	2,223,587	$7.20	1,528,760	$7.38

No new options were granted during the third quarter of 2023.

The following table outlines stock options outstanding and exercisable:

Sep. 30, 2023
Range of exercise prices C$	Number of options outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price C$	Number of options exercisable	Weighted average share price at exercise date C$
$3.76 - $4.82	590,646	3.4	$3.76	590,646	$3.76
$4.83 - $5.90	3,275	5.8	$5.89	1,091	$5.89
$5.91 - $6.75	787,913	6.4	$6.75	-	$-
$6.76 - $10.17	492,800	5.4	$9.77	177,162	$9.72
$10.18 - $10.42	348,953	4.4	$10.42	233,172	$10.42

Dec. 31, 2022
Range of exercise prices C$	Number of options outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price C$	Number of options exercisable	Weighted average share price at exercise date C$
$3.76 - $3.92	644,983	4.2	$3.76	264,553	$3.76
$3.93 - $9.00	30,283	5.9	$6.92	9,194	$7.04
$9.01 - $9.92	487,005	6.2	$9.92	-	$-
$9.93 - $10.42	366,489	5.2	$10.42	122,628	$10.42

Hudbay estimates expected life of options and expected volatility based on historical data, which may differ from actual outcomes.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three and nine months ended September 30, 2023 and 2022

22. Earnings per share

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Weighted average common shares outstanding
Basic	346,720,425	261,896,143	293,970,111	261,824,961
Plus net incremental shares from:
Assumed conversion: stock options	266,737	-	270,587	387,156
Diluted weighted average common shares outstanding	346,987,162	261,896,143	294,240,698	262,212,117

For periods where Hudbay records a loss, Hudbay calculates diluted loss per share using the basic weighted average number of shares. If the diluted weighted average number of shares were used, the result would be a reduction in the loss, which would be anti-dilutive.

For the three months ended September 30, 2022, the determination of the diluted weighted-average number of common shares excludes the impact of 181,668 weighted-average stock options outstanding that were anti-dilutive as the Company recorded a loss in the financial period.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three and nine months ended September 30, 2023 and 2022

23. Financial instruments

(a) Fair value and carrying value of financial instruments:

The following presents the fair value ("FV") and carrying value ("CV") of Hudbay's financial instruments and non-financial derivatives:

	Sep. 30, 2023		Dec. 31, 2022
	FV	CV	FV	CV
Financial assets at amortized cost
Cash and cash equivalents[1]	$245,217	$245,217	$225,665	$225,665
Guaranteed investment certificates[1]	1,972	1,972	-	-
Restricted cash[1]	9,027	9,027	486	486
Fair value through profit or loss
Trade and other receivables 1, [2,3]	101,104	101,104	87,638	87,638
Non-hedge derivative assets [4]	6,354	6,354	577	577
Investments [5]	6,796	6,796	9,799	9,799
Total financial assets	$370,470	$370,470	$324,165	$324,165
Financial liabilities at amortized cost
Trade and other payables1, [2]	223,217	223,217	195,872	195,872
Deferred Rosemont acquisition consideration [8]	9,572	9,572	18,876	18,876
Agreements with communities [6]	37,296	42,055	35,870	42,493
Wheaton refund liability[10]	6,744	6,602	7,744	6,383
Senior unsecured notes [7]	1,113,954	1,189,960	1,094,988	1,188,132
Senior secured revolving credit facilities[12]	126,783	126,783	-	-
Copper Mountain Bonds[11]	60,840	60,744	-	-
Fair value through profit or loss
Gold prepayment liability [9]	67,094	67,094	71,208	71,208
Non-hedge derivative liabilities [4]	1,701	1,701	17,995	17,995
Total financial liabilities	$1,647,201	$1,727,728	$1,442,553	$1,540,959

1 Cash and cash equivalents, guaranteed investment certificates, restricted cash, trade and other receivables and trade and other payables are recorded at carrying value, which approximates fair value due to their short-term nature and generally negligible credit losses.

2 Excludes tax and other statutory amounts.

3 Trade and other receivables contain receivables including provisionally priced receivables classified as FVTPL and various other items at amortized cost. The fair value of provisionally priced receivables is determined using forward metals prices which is a level 2 valuation method.

4 Derivatives are carried at their fair value, which is determined based on internal valuation models that reflect observable forward market commodity prices, currency exchange rates, and discount factors based on market US dollar interest rates adjusted for credit risk.

5 All investments are carried at their fair value, which is determined using quoted market bid prices in active markets for listed shares.

6 These financial liabilities relate to agreements with communities near the Constancia project in Peru (note 14). Fair values have been determined using a discounted cash flow analysis based on expected cash flows and a credit adjusted discount rate.

7 Fair value of the senior unsecured notes (note 17) has been determined using the quoted market price at period end.

8 Discounted value based on a risk adjusted discount rate.

9 The gold prepayment liability (note 15) is designated as fair value through profit or loss under the fair value option. Gains and losses related to the Company's own credit risk have been recorded at fair value through other comprehensive income. The fair value adjustment recorded in other comprehensive income for the nine months ended September 30, 2023 was a loss of $92 (year ended December 31, 2022 was a gain of $512).

10 Discounted value based on a market rate at inception of the applicable Wheaton contract for carrying value (note 18) and current market rate at period end for fair value.

11 Fair value of the bonds has been determined using the Hull-White model given the debt has a call feature.

12 Fair value of the senior secured revolving credit facility is equal to its carrying value as the drawn interest rate under the facility is comparable to current market rates.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three and nine months ended September 30, 2023 and 2022

Fair value hierarchy

The table below provides an analysis by valuation method of financial instruments that are measured at fair value subsequent to recognition as well as financial instruments not measured at fair value but for which a fair value is disclosed. Levels 1 to 3 are defined based on the degree to which fair value inputs are observable and have a significant effect on the recorded fair value, as follows:

- Level 1: Quoted prices in active markets for identical assets or liabilities;

- Level 2: Valuation techniques use significant observable inputs, either directly or indirectly, or valuations are based on quoted prices for similar instruments; and,

- Level 3: Valuation techniques use significant inputs that are not based on observable market data.

September 30, 2023	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Financial assets at FVTPL:
Non-hedge derivatives	$-	$6,354	$-	$6,354
Investments	6,796	-	-	6,796
	$6,796	$6,354	$-	$13,150
Financial liabilities measured at fair value
Financial liabilities at FVTPL:
Non-hedge derivatives	$-	$1,701	$-	$1,701
Gold prepayment liability	-	67,094	-	67,094
Financial liabilities at amortized cost:
Agreements with communities	-	-	37,296	37,296
Wheaton refund liability	-	-	6,744	6,744
Senior secured revolving credit facilities	-	-	126,783	126,783
Senior unsecured notes	1,113,954	-	-	1,113,954
Copper Mountain Bonds	-	-	60,840	60,840
	$1,113,954	$68,795	$231,663	$1,414,412

December 31, 2022	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Financial assets at FVTPL:
Non-hedge derivatives	$-	$577	$-	$577
Investments	9,799	-	-	9,799
	$9,799	$577	$-	$10,376
Financial liabilities measured at fair value
Financial liabilities at FVTPL:
Non-hedge derivatives	$-	$17,995	$-	$17,995
Gold prepayment liability	-	71,208	-	71,208
Financial liabilities at amortized cost:	-		-
Agreements with communities	-	-	35,870	35,870
Wheaton refund liability	-	-	7,744	7,744
Senior unsecured notes	1,094,988	-	-	1,094,988
	$1,094,988	$89,203	$43,614	$1,227,805

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three and nine months ended September 30, 2023 and 2022

The Company's policy is to recognize transfers into and transfers out of fair value hierarchy levels as of the date of the event or change in circumstances that caused the transfer. During the nine months ended September 30, 2023 and year ended December 31, 2022, Hudbay did not make any such transfers.

Valuation techniques used for instruments categorized in Levels 2 and 3 are consistent with the year ended December 31, 2022, except as noted below.

The following additional valuation techniques are used for instruments categorized in Level 3:

- Copper Mountain Bonds (Level 3) - This liability has been fair valued using the Hull-White model given the debt has a call option feature.

- Senior secured revolving credit facilities (Level 3) - This liability has been fair valued using an applicable credit adjusted discount rate.

(b) Derivatives and hedging:

Copper fixed for floating swaps

Hudbay enters into copper fixed for floating swaps in order to manage the risk associated with provisional pricing terms in copper concentrate sales agreements. As at September 30, 2023, Hudbay had 68.4 million pounds of net copper swaps outstanding at an effective average price of $3.80/lb and settling from October 2023 to January 2024. As at December 31, 2022, Hudbay had 89.7 million pounds of net copper swaps outstanding at an effective average price of $3.61/lb and settling from January to May 2023. The aggregate fair value of the transactions at September 30, 2023 was an asset of $3,686 (December 31, 2022 - a liability position of $17,269).

Zinc fixed for floating swaps

Hudbay enters into zinc fixed for floating swaps in order to manage the risk associated with provisional pricing terms in zinc concentrate sales agreements. As at September 30, 2023, Hudbay had 14.6 million pounds of net zinc swaps outstanding at an effective average price of $1.11/lb and settling from October to December 2023. As at December 31, 2022, Hudbay had 17.5 million pounds of net zinc swaps outstanding at an effective average price of $1.32/lb and settling from January to March 2023. The aggregate fair value of the transactions at September 30, 2023 was a liability of $1,325 (December 31, 2022 - a liability position of $149).

Copper costless collars

Hudbay entered into a zero-cost collar program in April 2023 for approximately 10% of copper production expected in the second half of 2023. The program entails a hedge for 15.9 million pounds of copper for six months starting in July 2023 and establishes a floor price of $3.95 per pound and a cap price of $4.28 per pound. Gains and losses resulting from the settlement of these derivatives are recorded directly to revenue, as the forward sales contracts do not qualify for hedge accounting, and the associated cash flows are classified in operating activities. As at September 30, 2023, 7.9 million pounds of copper collars were unsettled (December 31, 2022 - nil). The aggregate fair value of the position at September 30, 2023 was an asset of $1,990 (December 31, 2022 - nil).

Transactions involving derivatives are with large multi-national financial institutions that Hudbay believes to be credit worthy.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three and nine months ended September 30, 2023 and 2022

Copper forward sale

During the third quarter of 2023, Hudbay entered into forward sales contracts for a total of 2,000 tonnes of copper production over the five-month period from August to December 2023 at an average price of $3.86 per pound. As at September 30, 2023, Hudbay had 2.6 million pounds of copper forwards outstanding at an effective average price of $3.86/lb and settling from October to December 2023. The aggregate fair value of the transactions at September 30, 2023 was an asset of $302. Hudbay held no forward copper purchase contracts as at September 30, 2022.

(c) Provisionally priced receivables

Changes in fair value of provisionally priced receivables

Hudbay records changes in fair value of provisionally priced receivables related to provisional pricing in concentrate purchase, concentrate sale and certain other sale contracts. Under the terms of these contracts, prices are subject to final adjustment at the end of a future period after title transfers based on quoted market prices during the quotation period specified in the contract. The period between provisional pricing and final pricing is typically up to three months.

Changes in fair value of provisionally priced receivables are presented in trade and other receivables when they relate to sales contracts and in trade and other payables when they relate to purchase contracts. At each reporting date, provisionally priced metals are marked-to-market based on the forward market price for the quotation period stipulated in the contract, with changes in fair value recognized in revenue for sales contracts and in inventory or cost of sales for purchase concentrate contracts. Cash flows related to changes in fair value of provisionally priced receivables are classified in operating activities.

As at September 30, 2023 and December 31, 2022, Hudbay's net position consisted of contracts awaiting final pricing are as indicated below:

Metal in concentrate		Sales awaiting final pricing		Average YTD price ($/unit)
	Unit	Sep. 30, 2023	Dec. 31, 2022	Sep. 30, 2023	Dec. 31, 2022
Copper	pounds (in thousands)	94,474	79,833	3.75	3.80
Gold	troy ounces	41,348	22,079	1,856	1,823
Silver	troy ounces	189,910	71,809	22.30	23.91
Zinc	pounds (in thousands)	15,770	18,145	1.20	1.35

The aggregate fair value of provisionally priced receivables within the copper and zinc concentrate at September 30, 2023, was a liability position of $8,707 (December 31, 2022 - an asset position of $20,285).

(d) Other financial liabilities

Gold prepayment liability

The gold prepayment liability (note 15) requires settlement by physical delivery of gold ounces or equivalent gold credits. The fair value of the financial liability at September 30, 2023 was a liability of $67,094 (December 31, 2022 - a liability of $71,208).

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three and nine months ended September 30, 2023 and 2022

24. Commitments

Capital commitments

As at September 30, 2023, Hudbay had outstanding capital commitments in Manitoba of approximately $7,319 of which $3,164 can be terminated, approximately $12,303 in British Columbia, of which approximately $9,803 can be terminated, approximately $79,379 in Peru, all of which can be terminated, and approximately $42,335 in Arizona, primarily related to the Copper World Complex, of which approximately $7,180 can be terminated.

25. Supplementary cash flow information

(a) Other operating activities:

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Amortization of community agreements	$1,688	$1,997	$4,922	$3,254
Share based compensation paid	-	(267)	(5,817)	(5,387)
Changes in non-current assets	-	(4,851)	-	(4,402)
Share based compensation and change of control payments made upon acquisition of Copper Mountain	-	-	(6,743)	-
Insurance recovery (note 6c)	-	5,698	-	(3,822)
Restructuring - Manitoba	-	(3,822)	-	-
Other	(187)	(299)	726	(661)
	$1,501	$(1,544)	$(6,912)	$(11,018)

(b) Change in non-cash working capital:

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Change in:
Trade and other receivables	$(35,350)	$31,429	$2,692	$137,575
Other financial assets/liabilities	8,276	34,168	(23,504)	(16,367)
Inventories	(3,214)	28,822	(7,636)	7,427
Prepaid expenses	4,963	1,925	12,735	2,810
Trade and other payables	(4,851)	(10,111)	(44,872)	(10,956)
Provisions and other liabilities	144	4,658	(15,097)	(1,649)
	$(30,032)	$90,891	$(75,682)	$118,840

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three and nine months ended September 30, 2023 and 2022

(c) Non-cash transactions:

During the nine months ended September 30, 2023 and 2022, Hudbay entered into the following non-cash investing and financing activities which are not reflected in the condensed consolidated interim statements of cash flows:

- Remeasurement of Hudbay's decommissioning and restoration liabilities led to a net increase in related property, plant and equipment assets of $12,332 (September 30, 2022 - a net decrease of $42,174), mainly related to changes to real discount rates associated with remeasurement of the liabilities.

- Property, plant and equipment included $20,772 (September 30, 2022 - $26,061) of capital additions related to the recognition of ROU assets and $14,198 of capital additions related to exploration and evaluation assets acquired through the acquisition of Rockcliff (note 5) (September 30, 2022 - nil). Property, plant and equipment and other assets include $3,392 of capital additions related to agreements with communities (September 30, 2022 - $36,735).

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three and nine months ended September 30, 2023 and 2022

26. Segmented information

Hudbay has the following reportable segments identified by the individual mining operations of Manitoba, British Columbia, Peru, as well as Arizona which holds our Copper World project. Corporate and other activities are not considered an operating segment and are included as a reconciliation to total consolidated results. No results for the British Columbia segment are reflected in the prior period comparative figures. Corporate and other activities include the Company's exploration activities in Chile, Canada and the State of Nevada. These exploration entities are not individually significant, as they do not meet the minimum quantitative thresholds for standalone segment disclosure.

Three Months Ended September 30, 2023
	Manitoba	British Columbia	Peru	Arizona	Corporate and other activities	Total
Revenue from external customers	$105,321	$81,781	$293,354	$-	$-	$480,456
Cost of sales
Mine operating costs	73,948	62,336	124,020	-	-	260,304
Depreciation and amortization	26,873	6,255	80,625	-	-	113,753
Gross profit	4,500	13,190	88,709	-	-	106,399
Selling and administrative expenses	-	-	-	-	10,128	10,128
Exploration expenses	947	-	2,866	-	933	4,746
Other expenses	4,429	2,332	1,668	73	383	8,885
Re-evaluation adjustment - environmental provision	(31,851)	(585)	-	-	-	(32,436)
Results from operating activities	$30,975	$11,443	$84,175	$(73)	$(11,444)	$115,076
Net interest expense on long term debt						21,078
Accretion on streaming arrangements						6,597
Change in fair value of financial instruments						(950)
Other net finance costs						4,202
Profit before tax						84,149
Tax expense						38,659
Profit for the period						$45,490

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three and nine months ended September 30, 2023 and 2022

Three months ended September 30, 2022
	Manitoba	Peru	Arizona	Corporate and other activities	Total
Revenue from external customers	$157,613	$188,558	$-	$-	$346,171
Cost of sales
Mine operating costs	111,137	112,793	-	-	223,930
Depreciation and amortization	33,197	56,614	-	-	89,811
Gross profit	13,279	19,151	-	-	32,430
Selling and administrative expenses	-	-	-	10,448	10,448
Exploration expenses (income)	643	3,536	(2,596)	188	1,771
Other expenses (income)	5,489	1,861	(2,448)	1,394	6,296
Re-evaluation adjustment - environmental provision	(6,417)	-	-	-	(6,417)
Results from operating activities	$13,564	$13,754	$5,044	$(12,030)	$20,332
Net interest expense on long term debt					16,921
Accretion on streaming arrangements					8,567
Change in fair value of financial instruments					(6,686)
Other net finance costs					1,793
Loss before tax					(263)
Tax expense					7,872
Loss for the period					$(8,135)

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three and nine months ended September 30, 2023 and 2022

Nine Months Ended September 30, 2023
	Manitoba	British Columbia	Peru	Arizona	Corporate and other activities	Total
Revenue from external customers	$307,770	$81,781	$698,290	$-	$-	$1,087,841
Cost of sales
Mine operating costs	201,242	62,336	358,613	-	-	622,191
Depreciation and amortization	73,665	6,255	189,925	-	-	269,845
Gross profit	32,863	13,190	149,752	-	-	195,805
Selling and administrative expenses	-	-	-	-	27,874	27,874
Exploration expenses	7,471	-	9,737	-	1,099	18,307
Other expenses	12,932	2,332	4,400	396	7,678	27,738
Re-evaluation adjustment - environmental provision	(44,783)	(585)	-	-	-	(45,368)
Results from operating activities	$57,243	$11,443	$135,615	$(396)	$(36,651)	$167,254
Net interest expense on long term debt						55,885
Accretion on streaming arrangements						19,694
Change in fair value of financial instruments						4,560
Other net finance costs						16,267
Profit before tax						70,848
Tax expense						34,833
Profit for the period						$36,015

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three and nine months ended September 30, 2023 and 2022

Nine Months Ended September 30, 2022
	Manitoba	Peru	Arizona	Corporate and other activities	Total
Revenue from external customers	$549,908	$590,336	$-	$-	$1,140,244
Cost of sales
Mine operating costs	364,148	310,677	-	-	674,825
Depreciation and amortization	105,420	152,787	-	-	258,207
Gross profit	80,340	126,872	-	-	207,212
Selling and administrative expenses	-	-	-	23,910	23,910
Exploration expenses	9,562	9,722	8,659	1,444	29,387
Other expenses	4,832	4,898	2,848	1,463	14,041
Re-evaluation adjustment - environmental provision	(146,950)	-	-	-	(146,950)
Impairment - Arizona	-	-	94,956	-	94,956
Results from operating activities	$212,896	$112,252	$(106,463)	$(26,817)	$191,868
Net interest expense on long term debt					50,730
Accretion on streaming arrangements					20,760
Change in fair value of financial instruments					(5,888)
Other net finance costs					16,164
Profit before tax					110,102
Tax expense					22,279
Profit for the period					$87,823

September 30, 2023
	Manitoba	British Columbia	Peru	Arizona	Corporate and other activities	Total
Total assets	$663,121	$1,006,869	$2,392,160	$728,104	$460,342	$5,250,596
Total liabilities	355,221	339,026	931,872	24,690	1,450,049	3,100,858
Property, plant and equipment[1]	684,959	833,255	2,039,031	721,693	39,838	4,318,776

1Included in Corporate and Other activities is $27.4 million of property, plant and equipment that is located in Nevada.

December 31, 2022
	Manitoba	Peru	Arizona	Corporate and other activities	Total
Total assets	$690,403	$2,532,750	$713,567	$389,223	$4,325,943
Total liabilities	427,107	974,184	36,131	1,316,712	2,754,134
Property, plant and equipment[1]	691,836	2,115,495	704,472	40,627	3,552,430

1Included in Corporate and Other activities is $27.4 million of property, plant and equipment that is located in Nevada.